UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VBI Vaccines, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

91790E102

(CUSIP Number)

Mark McDonnell

ARCH Venture Corporation

8725 W. Higgins Road Suite 290

Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 of 12

CUSIP No. 91790E102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,399,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,399,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2 of 12

CUSIP No. 91790E102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,399,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,399,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

3 of 12

CUSIP No. 91790E102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,399,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,399,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

4 of 12

CUSIP No. 91790E102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,399,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,399,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

5 of 12

CUSIP No. 91790E102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,399,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,399,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

6 of 12

CUSIP No. 91790E102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,399,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,399,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

7 of 12

CUSIP No. 91790E102	13D

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of VBI Vaccines, Inc. (the “Issuer”) having its principal executive office at 222 Third Street, Suite 2241, Cambridge, MA, 02142.

Item 2.	Identity and Background.

(a)	This statement is being filed by: (1) ARCH Venture Fund VI, L.P. (“ARCH Venture Fund VI”), (2) ARCH Venture Partners VI, L.P. (“AVP VI LP”), which is the sole general partner of ARCH Venture Fund VI, (3) ARCH Venture Partners VI, LLC (“AVP VI LLC”), which is the sole general partner of AVP VI LP, (4) Clinton Bybee (“Bybee”), (5) Keith Crandell (“Crandell”), and (6) Robert Nelsen (“Nelsen” and, together with Bybee and Crandell, collectively, the “Managing Directors” and each individually, a “Managing Director”). Each of the individuals and entities above shall be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	The business address of each of the Reporting Persons is 8725 West Higgins Road, Suite 290, Chicago, IL, 60631.

(c)	The principal business of ARCH Venture Fund VI is to invest and assist in developmental and emerging businesses located principally in the United States. The principal business of AVP VI LP is to act as the general partner of ARCH Venture Fund VI. The principal business of AVP VI LLC is to act as the general partner of AVP VI LP. The principal business of each of the Managing Directors is to act as managing directors of AVP VI LLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of ARCH Venture Fund VI and AVP VI LP is a Delaware limited partnership. AVP VI LLC is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 25, 2014, the Issuer completed a merger (the “Merger”) whereby VBI Acquisition Corp. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Issuer, formerly known as Paulson Capital (Delaware) Corp., merged with and into VBI Vaccines, Inc. (“VBI”) with VBI continuing as the surviving corporation. As a result of the Merger, VBI was acquired by, and became a wholly owned subsidiary of the Issuer and the Issuer changed its name to VBI Vaccines Inc.

8 of 12

CUSIP No. 91790E102	13D

On July 25, 2014, ARCH Venture Fund VI owned 8,984,706 shares of VBI’s preferred stock which, pursuant to the Merger, were converted into the right to receive 2,202,296 of Common Stock of Issuer. The average cost per share of those shares was $6.85. No consideration was paid for the shares of the Issuer acquired pursuant to the Merger. Immediately prior to the effective date of the Merger, all outstanding convertible debt securities issued by VBI to ARCH Venture Fund VI in the amount of $142,410 were converted into 78,107 shares of Common Stock of VBI. Concurrent with the consummation of the Merger, ARCH Venture Fund VI participated in a private placement of shares of Common Stock of the Issuer by purchasing 1,118,850 shares of Common Stock at a purchase price of $2.145 per share. The number of shares reflects a 5 to 1 reverse stock split effective immediately prior to the closing of the Merger.

The working capital of ARCH Venture Fund VI was the source of the funds for the purchase of its shares. No part of the purchase price paid by this entity was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above. The total amount paid by ARCH Venture Fund VI for securities purchased in the above-listed transactions is as follows:

ARCH Venture Fund VI:	$17,620,090

Item 4.	Purpose of Transaction.

ARCH Venture Fund VI acquired the Common Stock for investment purposes. Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, ARCH Venture Fund VI and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9 of 12

CUSIP No. 91790E102	13D

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	ARCH Venture Fund VI is the record owner of 3,399,253 shares of Common Stock (the “ARCH VI Shares” and the “Record Shares”).

(b)	AVP VI LP, as the sole general partner of ARCH Venture Fund VI, may be deemed to beneficially own the ARCH VI Shares. AVP VI LLC, as the sole general partner of the AVP VI LP, may be deemed to beneficially own the ARCH VI Shares.

In addition, each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 19,728,103 shares of Common Stock and 2,996,482 shares of Preferred Stock reported to us by the Issuer.

(c)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(d)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(f)	Not applicable

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Except for the transactions described in this Schedule, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Pursuant to the Agreement of Plan and Merger entered into in connection with the Merger, following the Merger, upon the written request of the former VBI stockholders who hold at least 25% of the shares of the Common Stock held by all former VBI stockholders after the Merger, including shares issued in the Merger, in certain private placements effected by the Issuer in connection with Merger or issuable upon the exercise or conversion of any options, warrants or convertible securities, the Issuer will be required to file with the SEC, and thereafter to use its commercially reasonable efforts, to have declared effective as soon as practicable and in any event within 90 days after the initial filing thereof with the SEC, a registration statement under the Securities Act of 1933, as amended, covering the resale of the certain of the Issuer’s Common Stock owned by the former VBI stockholders.

10 of 12

CUSIP No. 91790E102	13D

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Agreement and Plan of Merger dated May 8, 2014 between Variation Biotechnologies (U.S.), Inc., Paulson Capital (Delaware), Corp. and VBI Acquisition Corp. *

*	Incorporated by reference to Annex A to the Issuer’s Preliminary Proxy Statement on Schedule 14A (SEC File No. 000-18188 filed with the Commission by the Issuer on May 9, 2014.

11 of 12

CUSIP No. 91790E102	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2014

ARCH VENTURE FUND VI, L.P.

By:		ARCH Venture Partners VI, L.P.
its General Partner

	By:	ARCH Venture Partners VI, LLC
its General Partner

By: *
Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:		ARCH Venture Partners VI, LLC
its General Partner

	By:	*
Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:		*
Managing Director

*
Clinton Bybee

*
Keith Crandell

*
Robert Nelsen

* By:	/s/ Mark McDonnell
Mark McDonnell as Attorney-in-Fact

*	This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 1 to the Form 3 relating to the beneficial ownership of shares of VBI Vaccines Inc. (VBIV) by the Reporting Persons filed with the Securities Exchange Commission on August 4, 2014 and incorporated herein in its entirety by reference.

12 of 12